Exhibit 4.1.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
 VISIONS IN GLASS, INC.,
a Delaware Corporation

          The undersigned certifies that:

          1.          He is the Chief Executive Officer of Visions In Glass, Inc.

          2.          Article I of the Certificate of Incorporation of this corporation is amended to read as follows:

          “The name of this corporation shall be: China Automotive Systems, Inc.”

          3.          The foregoing amendments of the Certificate of Incorporation has been duly approved by the board of directors and a majority of the Stockholders of this corporation in accordance with section 242 of the Delaware General Corporate Law.

          I further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in this certificate are true and correct of our own knowledge.

          DATE: May 19, 2003

/s/ Hanlin Chen

Name:	Hanlin Chen
Title:	Chief Executive Officer